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                                                                      Exhibit 12

TYLER CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (1) (in thousands)


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                                                      Three Months Ended
                                                        March 31, 1996
                                                      ------------------
Income as adjusted:

Loss from operations before income tax benefit                    $ (187)

Interest expense                                                      26

Rental expense interest factor                                       255
                                                                --------

Income as adjusted                                              $     94
                                                                ========


Fixed charges:

Interest expense                                                $     26

Rental expense interest factor                                       255
                                                                --------

                                                                $    281
                                                                ========



Ratio of earnings to fixed charges                                   -(2)
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(1)For purposes of computing the ratio of earnings to fixed charges and preferred stock dividends, income as adjusted consists of the loss from continuing operations before income tax benefit, plus fixed charges. Fixed charges consist of interest on all indebtedness and the portion of rental expense that the Company believes to be representative of interest. For the periods indicated, no preferred stock of the Company was outstanding.

(2)The loss from operations before income tax benefit was inadequate to cover fixed charges by $187,000.